MODVANS INC.

920 Graves Road

Oxnard, California 93030

November 7, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Gregory Herbers
Division of Corporation Finance, Office of Manufacturing

Re:	ModVans Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed on November 3, 2023
File No. 024-12333

Dear Mr. Herbers:

On behalf of ModVans Inc., I hereby request qualification of the above-referenced offering statement at 5:00pm, Eastern Time, on, November 7, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Peter J. Tezza, II
Peter J. Tezza, II,
President of ModVans Inc.